SUPERSEDES PRIOR
SUPPLEMENTS

                                   SUPPLEMENT
                             DATED NOVEMBER 5, 2007
                                       TO
                       PROSPECTUS DATED SEPTEMBER 26, 2007
                                       OF
                                  ATEL 12, LLC

WHO SHOULD INVEST

         Certain state securities commissioners have revised the suitability standards for their states from those set forth in the Prospectus under "Who Should Invest." The following states have imposed the conditions on investments in such jurisdictions set forth below:

         Alabama. Each investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or (ii) have a net worth (determined with the same exclusions) of at least $250,000. In addition, by executing the subscription agreement you represent that you have a liquid net worth which is at least ten times the amount invested in Units. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. The foregoing suitability standards supersede those set forth in the prospectus under "Who Should Invest."

         New Mexico. Each investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or
(ii) have a net worth (determined with the same exclusions) of at least
$250,000.